December 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop: 3628

Attention: David Orlic, Esquire

Re:	Cybex International, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 001-08146, initially filed on November 6, 2012
Amendment No. 1 filed on December 14, 2012

Transaction Statement on Schedule 13E-3
File No. 005-32835, initially filed on November 6, 2012
Amendment No. 1 filed on December 14, 2012

Dear Mr. Orlic:

On behalf of Cybex International, Inc. (the “Company”), we submit this letter with respect to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated December 4, 2012 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on November 6, 2012.

We have revised the Proxy Statement and the Schedule 13E-3, respectively, in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) to reflect these revisions and to generally update the information contained therein. We are supplementally providing blacklined copies of each of the Amended Proxy Statement and the Amended Schedule 13E-3, marked to show changes from the respective documents filed on November 6, 2012.

Haddonfield, NJ • Philadelphia, PA • Hackensack, NJ • Princeton, NJ

Flemington, NJ • Wilmington, DE • Shrewsbury, NJ • Georgetown, DE • New York, NY

US Securities and Exchange Commission

December 14, 2012

In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable. Page references in the responses to the Staff’s comments correspond to the pagination of the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

Transaction Statement on Schedule 13E-3

General

1. Disclaimers of responsibility for the contents of a filing, such as those appearing in the last paragraph on page 2, are inappropriate. Please revise.

RESPONSE TO COMMENT 1:

We have revised the disclosure in the last paragraph on page 2 of the Amended Schedule 13E-3 to reflect the Staff’s comments.

2. Please include the substantive information appearing in Item 3 of the schedule in the body of the proxy statement.

RESPONSE TO COMMENT 2:

We have inserted the substantive information appearing in Item 3 of the Amended Schedule 13E-3 in the body of the Amended Proxy Statement under the heading “The Parties to the Merger,” at page 41 thereof.

Preliminary Proxy Statement on Schedule 14A

General

3. Please provide the disclosure required by Item 14(c)(1) of Schedule 14A, since financing does not appear to be assured, or advise. See Instruction 2(a) to Item 14.

RESPONSE TO COMMENT 3:

We do not believe that disclosure pursuant to Item 14(c)(1) of Schedule 14A is required as it would not provide material, meaningful information to the unaffiliated stockholders in making an informed voting decision.

The consideration to be received by the unaffiliated stockholders in the Merger will be paid entirely in cash. The filing persons since the date of the filing of the Preliminary Proxy Statement have obtained binding commitments from financial institutions to provide all funds needed to consummate the transaction. As would be the case with any financing, these commitments are subject to standard closing conditions. However the financing has been committed to and is not speculative. We have revised our disclosure to provide significantly more information with respect to the loan commitments and to lessen any impression that may have been created by the original disclosure that the financing is speculative or unlikely to occur.

US Securities and Exchange Commission

December 14, 2012

UM Holdings has indicated that, in the unlikely event that the financing is unavailable, it will not proceed with the transaction. Accordingly, assuming that stockholder approval is obtained, one of two scenarios will occur. The financing will be advanced with the result that the unaffiliated stockholders will receive their merger consideration entirely in cash and will have no further connection to Cybex or UM Holdings. Alternatively, in the unlikely event that the financing is not available, UM Holdings will terminate the Merger Agreement, the transaction will not occur, and the unaffiliated stockholders will retain their common stock in Cybex. Under either alternative, the unaffiliated stockholders will not a have a continuing relationship with or connection to UM Holdings, and accordingly the requested disclosure pertaining to UM Holdings is not material to the unaffiliated stockholders and does not provide meaningful or helpful information.

For these reasons, we respectfully submit that the suggested disclosure should not be required.

4. Please provide the disclosure required by Item 14(c)(2) of Schedule 14A, or advise.

RESPONSE TO COMMENT 4:

We intend to include the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 22, 2012 and its Quarterly Report on Form 10-Q for the quarter ended September 29, 2012 filed with the SEC on November 5, 2012 (together, the “Periodic Reports”) as Annexes C and D, respectively, to the Amended Proxy Statement. References to the full text of these Periodic Reports can be found in the Amended Proxy Statement at page 40 thereof under the heading “The Parties to the Merger – Cybex International, Inc.” and pages 60 and 67 thereof, under the headings “Summarized Financial Information” and “Where You Can Find More Information,” respectively.

The Periodic Reports contain the disclosures required by Item 14(c)(2) of Schedule 14A. We point out that Cybex is a small reporting company and, while these disclosures could be incorporated into the body of the Proxy Statement, this would require additional time and expense. Attaching the 10-K and 10-Q to the Proxy Statement is an effective and efficient way of providing this information to the stockholders.

US Securities and Exchange Commission

December 14, 2012

5. Please provide the disclosure required by Item 1004(e) of Regulation M-A.

RESPONSE TO COMMENT 5:

We have added the following disclosure under the heading “Special Factors – Background of the Merger” on pages 15 and 16 of the Amended Proxy Statement:

“The Company granted the Special Committee and its advisors access to information requested by Duff & Phelps to enable Duff & Phelps to reach a conclusion regarding the fairness of the Merger Consideration from an economic point of view. Members of management also responded to specific questions raised by the Special Committee and its advisors. Other than the access provided by the Company and its management to the Special Committee and its advisors, neither the Company, nor UM Holdings, nor any of UM Holdings’ other affiliates made provisions for unaffiliated stockholders to have access to their corporate files.

The Company authorized the Special Committee to retain counsel and a financial advisor at the Company’s expense. Neither UM Holdings nor any of UM Holdings’ other affiliates made arrangements for unaffiliated stockholders to obtain counsel or appraisal services at their expense. Duff & Phelps provided the Special Committee with the opinion set forth in Annex B to this proxy statement, but did not provide appraisal services to the Special Committee or any other person in connection with the transactions described in this proxy statement.”

6. Please provide the disclosure required by Item 1014(d) of Regulation M-A.

RESPONSE TO COMMENT 6:

We have added the following disclosure under the heading “Special Factors – Background of the Merger” on page 15 of the Amended Proxy Statement:

“The Company’s Board of Directors consists of eight directors, three of whom (John Aglialoro, Joan Carter and Arthur Hicks, Jr.) are affiliated with UM Holdings. The Board organized the Special Committee as a Board committee composed solely of individuals who are independent of UM Holdings, John Aglialoro, Joan Carter and Arthur Hicks, Jr. The Special Committee, in turn, engaged a financial advisor (Duff & Phelps), legal counsel (Lowenstein Sandler) and a consultant (former director Jerry Lee) to assist the Special Committee in its deliberations. Each of these advisors are independent of UM Holdings, John Aglialoro, Joan Carter and Arthur Hicks, Jr. The Special Committee was engaged by the Board, and the Special Committee’s advisors were engaged by the Special Committee, to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Merger Agreement and/or preparing the opinion set forth in Annex B to this proxy statement.”

US Securities and Exchange Commission

December 14, 2012

Background of the Merger page 15

7. Please disclose the names of the representatives attending material meetings, and identify which representatives took which material actions. As an example, in the fourth paragraph on page 15, disclose the name of the representative from UM Holdings who stated that UM Holdings would not be willing to offer more than $2.25 per share.

RESPONSE TO COMMENT 7.

We have modified the disclosure on page 16 of the Amended Proxy Statement to disclose the names of the representatives who attended material meetings and took material action.

8. Please disclose how the Special Committee determined that it was advisable to receive a solvency opinion.

RESPONSE TO COMMENT 8.

We have added the following disclosure under the heading “Special Factors – Background of the Merger” on page 17 of the Amended Proxy Statement:

“The Committee’s legal and financial advisors explained to the Special Committee that as a result of certain high profile lawsuits, boards of directors engaged in business combinations involving significant amounts of new bank debt have considered whether the surviving entity will have sufficient funds to pay their debts as they become due subsequent to the closing of the business combinations. The Special Committee determined to supplement the Company’s projections with a solvency opinion from an independent expert to confirm its understanding that the Company will meet applicable solvency standards as of the closing.”

9. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits to the Schedule 13E-3. For example it appears that Duff & Phelps made a presentation to the special committee on September 27.

RESPONSE TO COMMENT 9.

A preliminary report delivered to the Special Committee on September 27, 2012 is now attached as an Exhibit to the Amended Schedule 13E-3. There are no additional reports, opinions or appraisals of the nature specified by Item 1015 of Regulation M-A.

US Securities and Exchange Commission

December 14, 2012

Recommendation of the Special Committee, page 17

10. We note your disclosure in this section, and in the section beginning on page 29 relating to UM Holdings, that the filing parties determined that the transaction is fair to the public stockholders of Cybex. Please revise here and throughout the filing to expressly disclose whether each filing person reasonably believes that the merger is both substantively and procedurally fair to unaffiliated stockholders, rather than public stockholders. See Item 1014(a) of Regulation M-A and Question Nos. 19 and 21 of SEC Release No 34-17719 (April 13, 1981).

RESPONSE TO COMMENT 10.

We have revised the disclosure where it appears throughout the Amended Proxy Statement to recite that each filing person reasonably believes that the Merger is substantively fair to unaffiliated stockholders and that the process utilized to approve the Merger and the other transactions contemplated by the Merger Agreement was procedurally fair to the public stockholders, including the unaffiliated stockholders.

11. Please enhance your disclosure to provide more detail regarding the consideration of the special committee, the board of directors, and the UM Holdings Group, as applicable, regarding the following:

•	the cash consideration noted in the first bullet point on page 18;

•

historical market prices of Cybex common stock in the second bullet point on page 18. In this regard, we note that within the last year, the common stock appears to have closed significantly above the offer price;

•

the special committee’s understanding of Cybex’s business, historical and current financial performance, competitive and operating environment, operations, management strength and future prospects in the fifth bullet point on page 18; and

•	the board of director’s understanding of the competitive landscape in the third bullet on page 20.

RESPONSE TO COMMENT 11.

We have revised the first, second and fifth bullet points on pages 18 and 19 of the Amended Proxy Statement to provide enhanced disclosure regarding the Special Committee’s deliberations. Similarly, we have revised the first bullet point on pages 20 and 21 to provide enhanced disclosure regarding the Board’s deliberations and have deleted the third bullet point on page 21 as repetitive of the first bullet point.

12. The board of directors may rely upon the analyses and conclusions of another party to the extent that the board of directors expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the standards set forth in Instruction 2 to Item 1014. See Question and Answer No. 20 of SEC Release No. 34-17719 (April 13, 1981). If the board of directors relied upon the analysis of the special committee, or of the financial advisor, the board of directors must expressly adopt the analyses and conclusions of such other person or persons. Please revise your disclosure accordingly.

US Securities and Exchange Commission

December 14, 2012

RESPONSE TO COMMENT 12.

We have revised our disclosure at page 21 of the Amended Proxy Statement to reflect that the Board of Directors adopted the analyses and conclusions of the Special Committee.

13. The filing persons do not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, the filing persons do not appear to have considered the liquidation, going concern, or net book values of the company. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of this transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

RESPONSE TO COMMENT 13.

We have added the following disclosure under the caption “Special Factors – Opinion of Duff & Phelps – Summary of Analyses” on page 28 of the Amended Proxy Statement:

“The Special Committee did not believe that the Company’s book value or liquidation value were relevant factors in determining the Merger Consideration. Price to book value ratios were presented to the Special Committee, but have been volatile and thus were not considered predictive of value. In the absence of any intention by the principal stockholders to consider a liquidation process, liquidation value was perceived to be inapplicable. The analyses utilized by Duff & Phelps, as outlined above, were considered by the Special Committee to be the appropriate methodologies to determine the Company’s value as a going concern.”

Certain Effects of the Merger, page 28

14. Please include the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE TO COMMENT 14.

We have added disclosure at page 30 of the Amended Proxy Statement to reflect that the UM Holdings Group will receive the benefit of the net earnings and net book value (deficit) of the Company following consummation of the transaction, expressed in terms of dollar amounts and percentages.

US Securities and Exchange Commission

December 14, 2012

Financing, page 31

15. Please provide the disclosure required by Items 1007(b) and (d) and 1016(b) of Regulation M-A.

RESPONSE TO COMMENT 15.

We note our response to Comment 3, in which we have explained why we believe that disclosures regarding the financing are not relevant to the decisions that the unaffiliated stockholders will make when they vote at the Company’s upcoming special meeting of stockholders. Nevertheless, we are prepared to add disclosures regarding the financing documents received to date. Accordingly, we have added disclosure under the heading “Special Factors – Financing” on page 32 of the Amended Proxy Statement to describe the terms and conditions of the binding financing commitments of RBS Citizens, NA and Massachusetts Capital Resource Company, including the loan amounts, interest rates, collateral and maturity. The respective loan commitments are attached as Exhibits (b)(1) and (b)(2) to the Amended Schedule 13E-3.

Interests of Our Directors and Executive Officers in the Merger, page 31

16. We note your disclosure that all outstanding options and restricted stock will automatically vest upon consummation of the merger. Please advise as to why the proxy statement does not include any disclosure pursuant to Item 402(t) of Regulation S-K. See Item 1011(b) of Schedule 13E-3.

RESPONSE TO COMMENT 16.

No change of control payments will be made as a result of the Merger transaction; however, certain outstanding stock options will accelerate upon consummation of the Merger. We have inserted disclosure at page 33 of the Amended Proxy Statement to address Item 1011(b) of Schedule 13E-3 and have included information in tabular format with respect to each Named Executive Officer of the Company who holds stock options that will automatically vest upon consummation of the Merger.

Proposal No. 1: The Merger Agreement, page 43

17. We note your disclosure that the merger agreement and the summary thereof are not intended to provide any factual information about Cybex and that the terms of the merger agreement (such as the representations and warranties) are solely for the benefit of the parties thereto. Please revise to remove the implication that the merger agreement does not constitute public disclosure under the federal securities laws.

RESPONSE TO COMMENT 17.

In response to your comment, we have deleted the second and third sentences in the third paragraph under the heading “Proposal No. 1: The Merger Agreement.” This change is reflected in the Amended Proxy Statement at page 46 thereof.

US Securities and Exchange Commission

December 14, 2012

18. Please describe and quantify any compensation received or to be received as a result of the relationship during the past two years between Duff & Phelps, its affiliates, and/or unaffiliated representatives, and the company or its affiliates. See Item 1015(b)(4) of Regulation M-A.

RESPONSE TO COMMENT 18.

The compensation paid to Duff & Phelps for its services in connection with the Merger is disclosed in the chart on page 34 of the Amended Proxy Statement. The only other compensation paid to Duff & Phelps for services provided in the last two years is included in the disclosure on page 29 of the Amended Proxy Statement.

Purchases by UM Holdings Group within past 60 days, page 62

19. Please expand this disclosure to cover the two-year period noted in Item 1002(f) of Regulation M-A, and address any purchases by the company or Merger Sub.

RESPONSE TO COMMENT 19.

We have expanded the disclosure to cover the two year period referred to in Item 1002(f) of Regulation M-A. During that two year period, no purchases of Cybex common stock were made by the Company, the UM Holdings Group or Merger Sub.

Annex B – Opinion of Duff & Phelps

20. We note the limitation on reliance by shareholders appearing on page 3 of the opinion. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim: if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

RESPONSE TO COMMENT 20.

The word “solely” has been deleted on page 3 of the Duff & Phelps opinion.

US Securities and Exchange Commission

December 14, 2012

Please do not hesitate to contact Jill M. Bellak at (215) 246-3192 or me at (856) 354-3031 with any questions or comments regarding this response letter, the Amended Proxy Statement or the Amended Schedule 13E-3. Thank you for your assistance.

Sincerely,

/s/ James H. Carll
JAMES H. CARLL

JHC:cad

cc:	Arthur W. Hicks, Jr.
Peter H. Ehrenberg, Esquire
Jill M. Bellak, Esquire

Each of the Filing Persons hereby acknowledges that:

•	such Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cybex International, Inc.

Date: December 14, 2012	By: Name: Title:	/s/ John Aglialoro John Aglialoro Chairman and CEO

UM Holdings, Ltd.

Date: December 14, 2012	By:	/s/ John Aglialoro
	Name: Title:	John Aglialoro Chairman and CEO

CYB Merger Corp.

Date: December 14, 2012	By: Name:	/s/ John Aglialoro John Aglialoro
	Title:	President

John Aglialoro

Date: December 14, 2012	By:	/s/ John Aglialoro

Joan Carter

Date: December 14, 2012	By:	/s/ Joan Carter

Haddonfield, NJ — Philadelphia, PA — Hackensack, NJ — Princeton, NJ

Flemington, NJ — Wilmington, DE — Shrewsbury, NJ — Georgetown, DE — New York, NY